Exhibit 99.2

Acquisition Agreement

This Acquisition Agreement (hereinafter referred to as “Agreement”) is made in Beijing, People’s Republic of China (hereinafter referred to as “PRC”, for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) as of August 16, 2018 by and among:

(1)                              ATA, Inc. (hereinafter referred to as “ATA”), a company legally incorporated and validly existing under the laws of the Cayman Islands;

(2)                              ATA Intelligent Learning (Beijing) Technology Limited (hereinafter referred to as “ATA’s Related Party”, collectively referred to as “Acquirers” together with ATA), a company with limited liability legally incorporated and validly existing under the laws of the PRC, with its unified social credit code being 91110112MA01AL9157 and its domicile located at Room 004, 3/F, Block B, No. 16 Guanghua Road, Tongzhou Industrial Development Zone, Zhangjiawan Town, Tongzhou District, Beijing;

(3)                              Shi Daobing (hereinafter referred to as “Actual Controller”), a Chinese citizen with its ID card number being 32102219720403281X, and the sole shareholder of Damei and an original shareholder and actual controller of Biztour (as defined below);

(4)                              Damei International Group Inc. (hereinafter referred to as “Damei”), a company legally incorporated and validly existing under the laws of the United States of America, and a shareholder of All Americas Group;

(5)                              Beijing Global Biztour Equity Investment Center (Limited Partnership) (hereinafter referred to as “Employee Shareholding Platform”, collectively referred to as “Sellers” together with Actual Controller and Damei), a limited partnership legally incorporated and validly existing under the laws of the PRC, with its unified social credit code being 91110105MA002F869A and its domicile located at Room C603, No. 5 Huizhong Road, Chaoyang District, Beijing, and an original shareholder and Employee Shareholding Platform of Biztour (as defined below);

(6)                              Beijing Biztour International Travel Service Co., Ltd. (hereinafter referred to as “Biztour” or “Company”), a company limited by shares legally incorporated and validly existing under the laws of the PRC, with its unified social credit code being 91110105567447073Q and its domicile located at Room 17A, Building 3, No. 10 Xiaoying Road, Chaoyang District, Beijing.

The entities of Sub-paragraphs (1) to (6) above are referred to individually as a “Party” and collectively as the “Parties”.

Whereas:

(1)                              Damei is a company incorporated under the laws of the United States of America, and the Actual Controller holds all shares of Damei. As of the date of signing of this Agreement, Damei holds all shares of All Americas Group (hereinafter referred to as “AAG”).

(2)                              Biztour is a company limited by shares incorporated in Beijing Municipal Administration for Industry and Commerce Chaoyang Branch, according to the Decision on Termination of the Listing of Shares of Beijing Biztour International Travel Service Co., Ltd. issued by the National Equities Exchange and Quotations (NEEQ) on July 6, 2018, Biztour terminated the listing on July 9, 2018. As of the date of signing of this Agreement, the total number of shares of Biztour is 20 million, all of which are held by the Actual Controller and Employee Shareholding Platform.

(3)                              ATA intends to acquire 100% of the shares of AAG, and the Actual Controller and Damei agree that ATA acquires 100% of the shares of AAG; ATA’s Related Party intends to acquire 100% of the shares of Biztour, and the Actual Controller and Employee Shareholding Platform agree that ATA’s Related Party acquires 100% of the shares of Biztour.

Therefore, the Parties hereby enter into this Agreement through friendly consultation in respect of this acquisition subject to the following terms and conditions:

I.                                     Definition

1.1                            For the purpose of this Agreement, unless otherwise required by the context of the relevant articles of this Agreement, the following words shall have the meanings as follows:

Acquisition

shall have the meaning specified in Article 2 hereof, and it means that ATA acquires 100% of the shares of AAG and its subsidiaries and that ATA’s Related Party acquires 100% of the shares of Biztour and its subsidiaries, in each case in accordance with the terms and conditions set forth in this Agreement;

Closing

means that the Acquirers pay the acquisition price and ATA is registered as a direct or indirect shareholder of AAG so that ATA directly or indirectly holds a total of 100% of the shares of AAG and ATA’s Related Party is registered as a direct or indirect shareholder of Biztour so that ATA’s Related Party directly or indirectly holds a total of 100% of the shares of Biztour;

Conditions Precedent	mean any preconditions for payment of the acquisition price by the Acquirers;

PRC	means the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan);

Days	mean calendar days;

Month	means a period consisting of 30 calendar days;

Working Day	means any day other than Saturday, Sunday, public holidays or the day on which banks in China or the Cayman Islands are required or authorized to close;

Related Party

in the case of an enterprise or corporation, means (1) any enterprise, corporation or person directly or indirectly controlling, controlled by or under common control with any third party, whether through shares, equities or any other arrangements; (2) any enterprise, corporation or person holding more than 5% of the interests in such enterprise or corporation; (3) any directors, supervisors, and senior managers of such enterprise or corporation; (4) any close family members of the aforementioned persons (including their spouses, parents and parents of their spouses, brothers and sisters and their spouses, children over the age of 18 and their spouses, brothers and sisters of their spouses and parents of the spouses of their children); in the case of a natural person, means any enterprise or corporation that is directly or indirectly controlled by its close family members and such natural person or its close family members or in which they act as a director, supervisor or senior manager;

Control

means having more than 50% of the equity or interest in the enterprise or other entities, or having the power to appoint or direct the management of the enterprise or other entities, or having the power to appoint or elect a majority of the directors of the company or having the power to determine the financial and operations policies of the enterprise or other entities and obtain benefits from the operations of the enterprise or other entities thereby;

Encumbrances

mean any liens, mortgages, pledges, security interests, other interests, third party claims or other encumbrances, including any mortgages, pledges, claims, security interests, encumbrances, defective titles, liens, charges, easements, adverse claims, provisos or any other type of restrictions or qualifications, including restrictions on the exercise of the right to use, right to vote, right to transfer, right to earnings or division of ownership;

Material Adverse Changes

mean any circumstances, changes or effects relating to a group company and its main business which will individually or together with any other circumstances, changes or effects of the group company: (1) have or be likely to have a material adverse impact on the group company’s main business or its assets, liabilities, operating performance or financial position; (2) have or be likely to have a material adverse impact on the qualification or ability of the group company to operate and carry on its business in the manner in which it currently operates or carries on or intends to operate or carry on its business; or (3) have or be likely to have a material adverse impact on the signing and performance of this Acquisition Agreement. Nevertheless, the above circumstances occurring in a group company resulting from any changes in the national policy or other circumstances shall not be deemed to be “material adverse changes”.

II.                                Acquisition

2.1                            Overseas acquisition

2.1.1                  ATA shall, in accordance with the terms and conditions set forth in this Agreement, acquire all shares of AAG held by Damei or its Related Party directly or indirectly at the price of RMB18.715 million (hereinafter referred to as “Overseas Acquisition Price”).

2.1.2                  The Actual Controller shall cause Damei or its Related Party to handle the procedures for registration of the change of the relevant shareholders and directors to ATA or its designated persons, and shall complete the filing of the changes in articles of association and deliver the changed register of shareholders, register of directors and articles of association to ATA. After completion of the overseas acquisition, ATA shall hold 100% of the shares of AAG directly or indirectly.

2.1.3                  Within sixty (60) Working Days from the date on which the change of registration under Article 2.1.2 above is completed and the conditions precedent set forth in Article 3.1 hereof are fully met or waived in writing by ATA, ATA shall pay the Overseas Acquisition Price to Damei or its designated Related Party. The Overseas Acquisition Price shall be RMB18.715 million and be paid by ATA to Damei or its designated Related Party with ATA’s shares, and ATA and Damei or its designated Related Party shall make all efforts to take all necessary actions to cooperate with the payment of ATA’s shares. The number of shares paid shall be calculated based on the ATA’s market value of USD150 million, and the exchange rate of USD against RMB shall be 6.87. According to the above calculation, ATA shall issue to Damei or its designated Related Party a total of 843,394 ordinary shares (hereinafter referred to as “Consideration Shares”).

Consideration Shares shall be restricted shares which are derestricted in three years, and some of the shares shall be derestricted every a full year from the second closing date, and the time of each derestriction and number of shares shall be as follows:

Time	Number of shares derestricted
At the end of the first year	253,018
At the end of the second year	253,018
At the end of the third year	337,358
Total	843,394

Within ten (10) Working Days after each full natural year from the second closing date, the Acquirers shall assist in handling the procedures for derestriction of the corresponding restricted shares (if necessary) and so on.

The Parties agree that, without the written consent of the board of directors of the Acquirers, the Sellers shall not dispose of (including transfer, creation of Encumbrances and other disposals) any Consideration Shares held directly or indirectly by them which have not been derestricted during the period when such Consideration Shares have not been derestricted.

The Parties agree that all procedures for approval, filing and registration to be gone through in order to obtain Consideration Shares shall be gone through by the Actual Controller, provided that ATA shall cooperate in handling any matters requiring the cooperation of ATA.

2.2                            Domestic acquisition

2.2.1                  Prior to the domestic acquisition, the current shareholding structure registered by Biztour is as follows:

No.	Name/designation of shareholders	Number of shares (ten thousand)	Proportion of shares
1.	Actual Controller	1,142.80	57.14%
2.	Employee Shareholding Platform	857.20	42.86%
Total		2,000.00	100.00%

2.2.2                  ATA’s Related Party shall acquire all shares of Biztour held by each shareholder at the price of RMB18.715 million (hereinafter referred to as “Domestic Acquisition Price”) in accordance with the terms and conditions set forth in this Agreement, in which ATA’s Related Party shall acquire 57.14% of the shares of Biztour held by the Actual Controller at the price of RMB10.693751 million and acquire 42.86% of the shares of Biztour held by the Employee Shareholding Platform at the price of RMB8.021249 million.

The Parties agree that the shares of Biztour under this Agreement, including any dividends and bonuses on the shares of Biztour to be received from the Company, shall be transferred together with the total cumulative undistributed profits and all other carried interests or benefits of the Company corresponding to them.

2.2.3                  The Actual Controller, Employee Shareholding Platform and Biztour shall handle the change of business (record) registration for the domestic acquisition to register ATA’s Related Party as a shareholder holding 100% of the shares of Biztour and register any persons designated by ATA’s Related Party as directors of Biztour. After completion of the domestic acquisition, ATA’s Related Party shall hold 100% of the shares of Biztour.

2.2.4                  Within twenty (20) Working Days from the date on which the change of registration under Article 2.2.3 above is completed and the conditions precedent set forth in Article 3.1 hereof are fully met or waived in writing by ATA’s Related Party, ATA’s Related Party shall pay the Domestic Acquisition Price to the Actual Controller and Employee Shareholding Platform. The Domestic Acquisition Price shall be RMB18.715 million and be fully paid by ATA’s Related Party in RMB cash.

The Actual Controller undertakes that, after the Acquirers complete the payment of the Domestic Acquisition Price in accordance with the provisions of this Agreement, the Actual Controller shall pay the corresponding acquisition price to each partner of the Employee Shareholding Platform (hereinafter referred to as “Employee Partner”). For the avoidance of doubt, the acquisition price to be paid by the Actual Controller to each Employee Partner = RMB8.021249 million*the proportion of the shares held indirectly by such Employee Partner in Biztour through the Employee Shareholding Platform.

III.                           Closing

3.1                            Before the following conditions precedent are fully met or waived in writing by ATA or ATA’s Related Party, ATA or ATA’s Related Party shall not be obliged to pay the Overseas Acquisition Price and Domestic Acquisition Price:

(1)                              Any representations and warranties made respectively by the Sellers and the Company under this Agreement remain true, accurate and complete in any material respects at the time of the overseas acquisition and closing;

(2)                              After the signing of this Agreement, there have been no Material Adverse Changes in the business operations, assets, technology, finance, management, legal status and regulatory and policy environment of the operation of the Company;

(3)                              As of the time of the closing, the Company has made adjustments to the satisfaction of the Acquirers in terms of operation, finance, taxation, personnel and otherwise.

3.2                            Within sixty (60) Working Days from the date on which the conditions precedent set forth in Article 3.1 hereof are fully met or waived in writing by ATA, ATA shall pay for all Consideration Shares to Damei or its designated related party in accordance with the provisions of Article 2.1.3 hereof. ATA shall deliver to Damei or its designated related party a certified copy of the register of shareholders and share warrant, proving that Damei or its designated related party has been registered as a shareholder holding 843,394 ordinary shares of ATA.

3.3                            Within twenty (20) Working Days from the date on which the conditions precedent set forth in Article 3.1 hereof are fully met or waived in writing by ATA’s Related Party, ATA’s Related Party shall pay in full the Domestic Acquisition Price as set forth in Article 2.2.4 hereof to the bank account designated in writing by the Actual Controller and Employee Shareholding Platform. The Actual Controller and Employee Shareholding Platform shall, within one (1) Working Day after completion of the payment of Domestic Acquisition Price by ATA’s Related Party, issue to ATA’s Related Party a letter of confirmation indicating that they have received the full amount of the Domestic Acquisition Price on time.

3.4                            If the conditions precedent for closing as stipulated in Article 3.1 hereof have not been fully met as of October 31, 2018, the Acquirers shall have the right to decide independently:

(1)                              to postpone the closing to a later date not later than December 31, 2018;

(2)                              to waive such unfulfilled conditions precedent and continue to complete the closing where feasible; or

(3)                              If the closing fails to begin on October 31, 2018 because the conditions precedent are not met and the Acquirers do not decide to waive such unfulfilled conditions precedent, this Agreement shall be terminated, and no liability shall be assumed to any other parties for such termination, provided that the termination of this Agreement therefore shall not affect the liability of either party to any other parties for its breach of this Agreement prior to the termination.

IV.                            Representations and Warranties

4.1                            The Sellers and the Company shall, for the benefit of the Acquirers, jointly and severally make the following representations and warranties to the Acquirers and acknowledge that the Acquirers reach this Agreement based on their reliance on the representations and warranties made by the Sellers and the Company:

(1)                              The Company is legally compliant in terms of its shareholding structure, operation, finance, taxation, labour and otherwise;

(2)                              The Sellers and the Company have the full capacity for rights and capacity for action to sign this Agreement in their own name in accordance with the law;

(3)                              The authorized representatives signing this Agreement on behalf of the Sellers and the Company have been fully authorized by the Sellers and the Company respectively and have the right to sign this Agreement on behalf of the Sellers and the Company. Any acts of such authorized representatives will represent and bind the Sellers and the Company;

(4)                              No signing and performance of this Agreement by the Sellers and the Company will violate any judgments, rulings, contracts, agreements or other documents binding upon them or violate any relevant laws, regulations and government orders;

(5)                              The Sellers are the sole legal owners of the shares under the Acquisition, and the Sellers have the full right and authority to sell the shares under the Acquisition, and the contributions corresponding to the shares under the Acquisition have actually been paid without any false  contributions and pledges, mortgages and other security interests or encumbrances of any kind (including but not limited to any conditional sales or other title reservation agreements, any leases of the foregoing nature, any agreements conferring any security interests and any documents designating any third party as an indemnified party) or any other third party rights, and there are no substitute holdings, options or similar arrangements on the shares under the Acquisition;

(6)                              The Sellers and the Company will provide assistance in handling the relevant approval and/or registration procedures that may be involved in this Agreement and cause the relevant parties to provide such assistance, including the provision of any necessary documents and information;

(7)                              The business operation qualification certificate currently owned by the Company is legally obtained and owned by the Company and currently remains in force, and there are currently no circumstances affecting the validity of the above qualification certificate, nor are there any causes rendering the regulatory body or the government department or unit issuing the above qualification certificate to cancel, revoke or recover the above qualification certificate or declare it invalid.

(8)                              Any representations and warranties shall be independent of each other, and no interpretation of each of such representations and warranties shall affect the validity of any other representations and warranties unless expressly provided herein to the contrary.

4.2                            The Acquirers shall, for the benefit of other parties, jointly and severally make the following representations and warranties and acknowledge that other parties reach this Agreement based on their reliance on the representations and warranties made by the Acquirers:

(1)                              The Acquirer have the full capacity for rights and capacity for action to conduct the Acquisition in their own name in accordance with the law;

(2)                              The Acquirer will cause its authorized representative to sign this Agreement, and such authorized representative has been fully authorized to sign this Agreement on behalf of the Acquirers. Any acts of such authorized representative will represent and bind the Acquirers;

(3)                              No signing and performance of this Agreement by the Acquirers will violate any judgments, rulings, contracts, agreements or other documents binding upon them or violate any relevant laws, regulations and government orders;

(4)                              The Acquirers will provide assistance in handling the relevant approval and/or registration procedures that may be involved in this Agreement and cause their related parties to provide such assistance, including the provision of any necessary documents and information;

(5)                              The Acquirers will actively complete and actively urge their related parties to complete the Acquisition and pay in full each instalment of the acquisition price on time in accordance with the provisions of this Agreement subject to the fulfillment of the relevant closing conditions;

(6)                              Any representations and warranties shall be independent of each other, and no interpretation of each of such representations and warranties shall affect the validity of any other representations and warranties unless expressly provided herein to the contrary.

4.3                            All reasonable costs, expenses, losses or other liabilities incurred by any other parties for the completion of this transaction arising out of any breach by either party of any representations and warranties set forth in this Agreement, and (ii) all reasonable costs, expenses, losses or other liabilities incurred by any other parties due to any cancellation of this Agreement by such party in breach of any representations and warranties set forth in this Agreement shall be fully compensated by the party breaching such representations and warranties.

4.4                            Any representations and warranties shall be made by the Parties respectively on the date of signing of this Agreement and shall be deemed to have been repeatedly made by the Parties at the time of closing.

V.                                 Post-closing Undertakings

5.1                            The Actual Controller undertakes that it shall achieve the following performance objectives: (a) from September 1, 2018 to December 31, 2018, Biztour’s profit shall not be less than RMB0, and (b) from January 1, 2019 to December 31, 2019, Biztour’s profit shall not be less than RMB4 million. If the Actual Controller fails to achieve the above performance objectives, the Acquirers shall have the right to adjust the valuation of the Acquisition, and the specific valuation adjustment plan and compensation arrangements shall be determined by both parties through consultation.

5.2                            Term of office and non-competition obligations of the Actual Controller

The Actual Controller undertakes that it shall hold a post in the Company or its related party within three (3) years from the closing date of overseas acquisition or the closing date of domestic acquisition (whichever is later). In order to avoid competition with the Acquirers and the Company after the closing, unless otherwise agreed in writing by the Acquirers, the Actual Controller, during the period when it is in the employ of the Company or its related party and within three (3) years after it ceases to be employed by the Company or its related party (hereinafter referred to as “Non-Competition Period”), shall not directly or indirectly do any of the following acts with or without compensation in its own name or through any third parties, relatives or affiliated persons (including its employees, agents, advisers, directors, partners and shareholders) or in any other capacity: (i) establishing, engaging in, participating in or carrying on any business which is directly or indirectly the same as, similar to or competing with the main business of the Company (hereinafter referred to as “Competitive Business”); (ii) holding any post or obtaining or holding interests in any way in an entity (hereinafter referred to as “Competitor”) that is engaged in Competitive Business (other than buying and selling shares through open securities market); (3) providing Competitors with support, consultations or services in terms of finance, technology, business opportunities, information, experience and otherwise; or (4) soliciting and employing any employees or staff members of the Company who have been employed or departed for less than one year or accepting any services or support (whether with or without compensation) of the aforesaid persons.

If the Actual Controller breaches the above undertakings for the term of office and non-competition, the Actual Controller shall pay a default fine of RMB5 million to the Acquirers within twenty (20) Working Days from the date on which the Acquirers give a written notice to it.

5.3                            The Acquirers undertake to the Actual Controller and the Company that, after completion of the acquisition closing under this Agreement, ATA shall issue additional shares with the total value of not less than RMB12.57 million to issue incentive shares to Biztour’s employees. The number of additional shares issued shall be calculated based on ATA’s market value of USD150 million, and the exchange rate of USD against RMB shall be 6.87. According to the above calculation, ATA shall issue a total of 566,469 additional ordinary shares (hereinafter referred to as “Incentive Shares”). The grant of Incentive Shares shall be completed within three (3) years from the closing date.

VI.                          Breach of Contract and Remedies

6.1                            If the conditions precedent set forth in Article 3.1 hereof have been fully met but ATA or ATA’s Related Party fails to pay in full the Overseas Acquisition Price or Domestic Acquisition Price on time in accordance with the provisions of Articles 2.1.3 and 2.2.4 hereof, ATA or ATA’s Related Party shall pay a default fine for the overdue payment to the Sellers on the basis of 0.3‰ of the amount of delayed payment per day, provided that the total amount of such default fine shall not exceed 10% of the total instalment of the Acquisition Price payable by ATA or ATA’s Related Party. No payment of a default fine for any delay in performance by the Acquirers shall discharge them from their obligation to continue to perform this Agreement.

6.2                            After ATA’s related party pays in full the Domestic Acquisition Price, if any failure by the Actual Controller to pay in full the relevant acquisition price to each Employee Partner in accordance with the provisions of Article 2.2.4 hereof causes any losses or expenses of the Company or the Acquirers, the Actual Controller shall, within fifteen (15) days from the date on which the Company or the Acquirers suffer such losses or pay such expenses, pay to the Company or the Acquirers the full amount equivalent to the actual losses or expenses of the Company or the Acquirers.

6.3                            Except for any breach of this Agreement and its remedies as specially stipulated herein or otherwise agreed upon by the Parties, if either party (hereinafter referred to as “Breaching Party”) breaches this Agreement, the other party (hereinafter referred to as “Observant Party”) shall have the right to take one or more of the following remedies to assert its rights:

(1)                              requiring the actual performance by the Breaching Party;

(2)                              suspending the performance of its obligations and resuming the performance upon the removal of such breach by the Breaching Party, and no suspension of performance by the Observant Party in accordance with the provisions of this paragraph shall constitute non-performance or delay in performance by the Observant Party;

(3)                              if either party sends a written notice on its unilateral cancellation of this Agreement according to the provisions of Article 7.2 or 7.3 hereof (as the case may be), such written notice on the cancellation of this Agreement shall take effect from the date on which it is sent;

(4)                              requiring the Breaching Party to compensate the Observant Party for its direct economic losses (including any costs actually incurred for the Acquisition) and any costs incurred by the Observant Party for litigation or arbitration (including but not limited to legal costs, costs of preservation, lawyer’s fees and necessary expenses for investigation and taking of evidence);

(5)                              other remedies provided for by laws, regulations or this Agreement.

6.4                            Any rights and remedies stipulated in this Agreement shall be cumulative and shall not be exclusive of any other rights or remedies provided for by law.

VII.                       Entry into Force, Modification and Termination

7.1                            This Agreement shall enter into force upon signature and delivery (including by electronic delivery or other means) by the Parties to other parties.

7.2                            The Acquirers shall have the right to cancel this Agreement unilaterally when any of the following circumstances occurs, and this Agreement shall be terminated on the date when the Acquirers give a written notice of termination to other parties:

(1)                              The conditions precedent for the payment of the acquisition price are not fully achieved prior to the corresponding date as agreed in Article 3.4 hereof and are not waived by the Acquirers;

(2)                              Any representations and warranties of the Sellers or the Company or the relevant documents, materials or information submitted by them substantially contain any false records, misleading statements or material omissions, or the Sellers or the Company breaches any of its other undertakings under this Agreement, and such breach cannot be remedied or resolved or fails to be remedied or resolved within thirty (30) days after the Acquirers give a written notice.

7.3                            When any of the following circumstances occurs, the Actual Controller shall have the right to unilaterally cancel the relevant provisions for the transfer of shares under this Agreement, and such provisions shall be terminated on the date on which the Actual Controller gives a written notice of cancellation to the Acquirers:

(1)                              The Acquirers fail to pay the Domestic Acquisition Price or Overseas Acquisition Price beyond twenty (20) Working Days as agreed in this Agreement;

(2)                              Any representations and warranties of the Acquirers or the relevant documents, materials or information submitted by them substantially contain any false records, misleading statements or material omissions, or the Acquirers breach any of their other undertakings under this Agreement, and such breach cannot be remedied or resolved or fails to be remedied or resolved within thirty (30) days after the transferor gives a written notice.

7.4                            Except as otherwise expressly provided herein, any modification or termination of this Agreement shall take effect only after the Parties sign a written contract in advance.

7.5                            No modification and termination of this Agreement shall affect the right of the Parties hereto to claim damages. If either party hereto suffers losses due to any modification or termination of this Agreement, the party proposing such modification or termination shall be responsible for bearing or compensating for such losses except for those to be exempted from liability in accordance with the law, provided that the party proposing the termination of this Agreement according to the right of termination conferred by this Agreement shall not be required to bear any liability.

VIII.                  Confidentiality

8.1                            Any provisions or documents relating to the Acquisition (including this Agreement and other transaction documents relating to this Agreement) and any information of the other parties obtained by each party due to the Acquisition shall be confidential information and shall not be disclosed by either party hereto to any third parties.

8.2                            The provisions of Article 8.1 shall not apply to the following circumstances:

(1)                              Any confidential information is generally known to the public not due to any disclosure by either party in breach of this Agreement;

(2)                              When either party disclose any information to its controlling shareholders, partners, directors and senior managers, employees, accountants, legal advisers and other professional advisers for the purpose of this Agreement, such information disclosed shall not exceed the extent required to carry out the relevant business, and any individuals or institutions that are informed of such information shall assume the obligation to keep such information confidential;

(3)                              Any disclosure is required according to the laws and regulations or the requirements of government agencies and stock exchanges.

8.3                            The validity of the provisions of this article shall not be affected by any cancellation or termination of this Agreement.

IX.                           Taxes and Fees

9.1                            All taxes involved in the Acquisition shall be borne by the Parties in accordance with the law.

9.2                            Any costs for the due diligence and production of all legal documents in relation to the Acquisition, including but not limited to any costs for the engagement of outside lawyers, accountants and other professional advisers by the Parties, shall be paid by the Parties respectively.

X.                                Governing Law and Dispute Resolution

10.1                     The conclusion, validity, construction, performance and dispute resolution of this Agreement shall be governed by the laws of the PRC.

10.2                     Any disputes arising out of or in relation to this Agreement shall be resolved by the Parties through friendly consultation, if such disputes cannot be resolved through consultation, they shall be submitted to Beijing Arbitration Commission for arbitration in accordance with the existing Arbitration Rules of such Commission then in force. The place of arbitration shall be Beijing, and any arbitral award shall be final and binding upon the Parties hereto.

10.3                     Disputes referred to herein shall mean all disputes arising among the Parties in relation to the validity, construction, performance, liability for breach, modification and termination of this Agreement.

XI.                           Miscellaneous

11.1                     Headings

The headings in this Agreement shall be for the convenience of retrieval only. The specific contents of any articles of this Agreement shall be governed by the specific provisions of such articles and shall not be interpreted by reference to such headings.

11.2                     Waiver

No failure to exercise, partial exercise or delay in exercise by either party hereto of its rights under this Agreement shall be deemed to be a waiver of such rights or any other rights under this Agreement; no immunity from or waiver by either party hereto of its rights in respect of any breach of this Agreement shall be construed as a subsequent immunity from or waiver of its rights in respect of the same breach of this Agreement.

11.3                     Invalidity

If one or more of the provisions of this Agreement or other documents associated therewith are found to be invalid, illegal or unenforceable under any applicable law, (1) the validity, legality and enforceability of any other provisions shall not be affected or impaired and shall remain in full force and effect; (2) the Parties hereto shall immediately replace such provisions with the provisions that are valid, legal and enforceable and come closest to expressing the true intent of such invalid, illegal and unenforceable provisions.

11.4                     Subsequent warranties

Either party hereto shall, at the request of the other parties, take all possible measures to sign any necessary documents to ensure the smooth performance of this Agreement and to ensure that the other parties are fully entitled to any rights, powers and remedies as stipulated in this Agreement.

11.5                     Force majeure

When this Agreement cannot be performed or cannot be performed on time due to any unforeseeable, unavoidable and insuperable objective circumstances  (hereinafter referred to as “Force Majeure Events”), the party encountering the above Force Majeure Events shall notify the other parties immediately by EMS or by fax and shall, within fifteen (15) days after the occurrence of such events, provide a valid certificate proving the occurrence of such Force Majeure Events and the reasons for the non-performance or partial non-performance or delay in performance of this Agreement. According to the extent to which such Force Majeure Events affect the performance of this Agreement, the Parties shall negotiate whether to cancel this Agreement or to partially exempt from the obligation to perform this Agreement or to postpone the performance of this Agreement.

11.6                     Supplementary agreement

The Parties may further negotiate about the signing of a written supplementary agreement on any matters not mentioned herein.

11.7                     Number of copies

This Agreement is executed in seven (7) copies, two (2) of which shall be held by the Acquirers, and one (1) of which shall be held by the other parties respectively, and each of which shall be equally authentic.

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This Agreement has been executed by the Parties or their respective authorized representative as of the date first above written, and the Parties agree to be bound by the terms and conditions hereof.

ATA Inc.

Authorized Signatory:	/s/ Ma Xiaofeng

ATA Intelligent Learning (Beijing) Technology Limited

(Seal)

Authorized Signatory:	/s/ Ma Xiaofeng

Signature Page of the Acquisition Agreement

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This Agreement has been executed by the Parties or their respective authorized representative as of the date first above written, and the Parties agree to be bound by the terms and conditions hereof.

Shi Daobing (Signature):	/s/ Shi Daobing

Damei International Group Inc.

Authorized Signatory:	/s/ Shi Daobing

Beijing Global Biztour Equity Investment Center (Limited Partnership)

(Seal)

Executive Partner:	/s/ Shi Daobing

Beijing Biztour International Travel Service Co., Ltd.

(Seal)

Legal Representative:	/s/ Shi Daobing

Signature Page of the Acquisition Agreement